Exhibit 99.1

NCI and Liwa Trading Enterprises LLC Launch Joint Venture: Target to Debut E-Shop by Year-End

HONG KONG, Oct. 28, 2024 (GLOBE NEWSWIRE) -- Neo-Concept International Group Holdings Limited (Nasdaq: NCI) is thrilled to announce the successful establishment of its joint venture, Lineowa Fashion and Lifestyle LLC, with Liwa Trading Enterprises LLC. This exciting collaboration marks a significant step in NCI’s strategy to enhance its footprint in the UAE and the Gulf Cooperation Council (GCC) retail markets.

We are targeting to launch our e-commerce platform by the end of this year, initially featuring our own branded products, Les100Ciels. This e-shop will serve customers across the entire GCC region, providing a seamless online shopping experience for our unique apparel collection. Additionally, we are diligently working to secure a prime location for our first physical store in the UAE, with the goal of opening in the first quarter of 2025. Following the launch of the e-shop and our first physical store, we plan to expand with additional locations throughout the UAE and, in due course, explore opportunities in other GCC markets.

“Our partnership with Liwa empowers us to bring Les100Ciels to a wider audience,” stated Ms. Eva Siu, Chairlady of the Board of Directors and Chief Executive Officer of NCI. “We’re excited to offer our customers an exceptional shopping experience both online and in-store.”

Mr. Patrick Lau, Chief Financial Officer of NCI, emphasized the strategic advantages of the collaboration: “With Liwa’s extensive market expertise and established presence, we are confident that this joint venture will create value for the company moving forward.”

This joint venture will focus on retail, wholesale, distribution, and e-commerce operations across the UAE and GCC, combining NCI’s design and supply chain strengths with Liwa’s robust distribution network.

Stay tuned for further updates as we approach the launch of our e-shop and unveil our first physical location.

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FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Any such forward-looking statements are subject to various risks and uncertainties, including the strength of the economy, changes to the market for securities, political or financial instability and other factors which are set forth in the Company’s Registration Statement on Form F-1 (File No. 333-275242), as amended, and in all filings with the SEC made by the Company subsequent to the filing thereof. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

About Liwa Trading Enterprises LLC

Liwa Trading Enterprises LLC is a subsidiary of Al Nasser Holdings, a prominent UAE-based conglomerate. Established in 1987, Liwa was founded to build a presence in the retail sector. Over the years, Liwa has developed a diverse retail portfolio across fashion, footwear, accessories, and home categories. The company operates 20 international brands with 250 stores throughout the GCC region.

Liwa’s market expertise has enabled successful franchise partnerships, allowing it to cater to evolving consumer needs and provide a best-in-class retail experience. From a single store opening in Abu Dhabi in 1987, Liwa has grown to become a significant regional player.

Upholding Al Nasser Holdings’ vision, Liwa remains committed to delivering exceptional customer experiences and expanding its brand portfolio to meet market demands.

For more information, please visit www.liwastores.com

About Neo-Concept International Group Holdings Limited

Neo-Concept International Group Holdings Limited (“NCI”) is a one-stop apparel solution services provider. It offers a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management serving customers located in the European and North American markets. It also sells its own branded apparel products under the brand “Les100Ciels” through retail stores in UK as well as the e-commerce platform www.les100ciels.com.

NCI is dedicated to minimizing its environmental footprint by implementing various eco-friendly practices. It prioritizes recycling, clean processes, and traceable sourcing as part of its commitment to reducing environmental impact. Additionally, NCI actively seeks sustainable solutions throughout the garment production process, aiming to meet the needs of its customers in an environmentally responsible manner.

Enquiries:

Neo-Concept International Group Holdings Limited Investor Relations Contact:

10/F, Seaview Centre
No.139-141 Hoi Bun Road
Kwun Tong, Kowloon, Hong Kong
(+852) 2798-8639
Email: ir@neo-ig.com